FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2009

Commission File Number	000-30224

CRYPTOLOGIC LIMITED
Marine House, 3rd Floor Clanwilliam Place Dublin 2, Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2009	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

EXHIBIT INDEX

99.1	Press Release dated March 17, 2009

2

EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CryptoLogic ends transitional year positioned for profitability

Implementation of new strategy, strong cash position and cost reductions position

CryptoLogic for a return to profitability and cash generation in 2009

March 17, 2009 (Dublin, IRELAND) – CryptoLogic, a world leader in Internet casino and branded gaming software, today announced its financial results for the three months and full year ended December 31, 2008. The results reflect a transitional year in which the company’s new management team repositioned CryptoLogic’s business, signed 10 new customers and progressed a restructuring plan to return the company to profitability in 2009.

Full-year summary:

•	Launched new growth strategy and restructuring to return to profitability and cash generation in 2009, driven by Internet casino, games development and licensing to top gaming/entertainment brands
•

Executed an agreement for a shared poker network with GTECH Corporation’s subsidiary, Boss Media AB, substantially reducing costs while improving liquidity for players: integration of all poker customers to be completed on March 19, 2009

•	Secured 10 new customer contracts, including 888.com, PartyGaming, BSkyB and GigaMedia
•	Released 34 new games, featuring big brands such as Street Fighter II, Sub-Mariner and King Kong
•	Revenue of $61.5 million (2007: $73.7 million), in line with market expectations
•	Net loss of $32.7 million (2007: net profit of $5.5 million), reflecting write downs of impaired assets, non-recurring restructuring costs and currency factors, as announced previously
•	Diluted loss per share of $2.55 (2007: $0.47 diluted earnings per share)
•	Net cash of $43.8 million (2007: $77.5 million), slightly above guidance

Q4 summary:

•	Revenue of $11.4 million (Q4 2007: $20.4 million)
•	Net loss of $26 million (Q4 2007: $4.3 million net profit) including write downs of assets and program costs, non-recurring restructuring costs, departure costs for ex-CEO, and currency factors
•	Diluted loss per share of $2.05 (Q4 2007: $0.36 diluted earnings per share)
•	Restructuring resulted in $1.4 million in cash costs and $19.2 million in non-cash charges, in line with the company’s guidance
•	Received initial revenue from new licensing contracts signed during 2008, including 888.com

Outlook:

The company is on track to achieve its full-year 2009 guidance provided on January 15, 2009, assuming no further deterioration in economic conditions and stabilization in currency markets:

•	Net income in the range of $9-$10 million
•	$8 million revenue from 2008 customer signings
•	Full-year cash generation post-restructuring of $11-$13 million
•	Diluted full-year earnings per share target of $0.65-$0.71
•	Entered 2009 with momentum from new agreements with Warner Bros. Digital Distribution and DC Comics, Gaming Technology Solutions plc and Paramount Digital Entertainment

3RD FLOOR, MARINE HOUSE, CLANWILLIAM PLACE,

DUBLIN 2, IRELAND

2

“In the fourth quarter, we unveiled a bold strategy to refocus CryptoLogic on its core strengths — and on a return to profitability in 2009,” said Brian Hadfield, CryptoLogic’s President and CEO. “Our restructuring program is ahead of schedule. With a lower cost base, 10 new customers signed to date and a highly profitable ‘build-once-license-often’ model — coupled with the financial strength to weather difficult global economic conditions — CryptoLogic is on track for a substantial turnaround this year.”

Overview

2008 was a transitional year for CryptoLogic. The company’s new management took office in late February 2008. Following a fundamental review of the business and a renewed focus on customer acquisition, CryptoLogic unveiled a new growth strategy and restructuring program in October 2008. This strategy -- now in an advanced stage of execution -- is to achieve long-term growth, sustained profitability and strong cash generation by focusing on CryptoLogic’s successful hosted Internet casino business and the development and licensing of the company’s highly acclaimed branded games.

Restructuring and rightsizing the business

As announced previously, CryptoLogic is implementing a plan to reduce annual operating costs by approximately $13 million through various initiatives. Approximately $8.5 million of the savings will come from a reduction in employee expenses; about $2.5 million from infrastructure and facilities downsizing, including a 75% reduction in server and office rental costs; and about $2.0 million in savings from operational efficiencies across the business.

CryptoLogic is on schedule to complete the restructuring program by the end of Q2 2009. Due to rapid and decisive action undertaken last year, the company expects to return to positive cash flow from Q2 2009.

Poker partnership cuts costs, adds liquidity

As announced in November 2008, CryptoLogic is about to integrate its Internet poker licensees with those of GTECH Corporation. The move gives CryptoLogic’s poker licensees and players access to a larger network with a combined average of 15,000 active players, at a far lower cost to the company. CryptoLogic will continue to provide a full-service offering for its licensees and receive ongoing revenue from its poker customers. This integration of the network will be completed on March 19, 2009.

2008 customer signings to drive 2009 revenue growth

CryptoLogic significantly increased its customer acquisition activities in 2008. As a result, the company signed 10 new contracts for both hosted Internet casinos and the licensing of branded games during 2008 compared with just one in 2007. The company’s new customers include 888.com, PartyGaming, GigaMedia, BSkyB Group, Orbis, The Poker Channel and Betjacks. These agreements offer significant revenue potential for 2009 and beyond, as the company expects to launch up to 30 branded games by the end of the second quarter.

In January 2009, the company further expanded its channels to market with a strategic partnership with Gaming Technology Solutions plc (“GTS”), a leading global supplier of platform solutions for online gaming operations. Under the agreement, CryptoLogic’s top-performing games will be made available to GTS customers, which include many well-established European brands.

GTS and Orbis are major distribution channels to the e-gaming sector and are completing the integration of CryptoLogic-developed branded games into their platforms this quarter. As a result, the company is well positioned to earn revenue from these channels as they roll out CryptoLogic games to their extensive customer base.

3

Investing in innovation

In order to leverage its industry leadership in the development and deployment of casino games, the company has launched the CryptoLogic Centre for Innovation, where customers, partners, universities and others can participate in defining and guiding the future of e-gaming. The first game from this centre will be released in April 2009. By moving from concept to delivery in less than four months, this will be the fastest development of a game in CryptoLogic’s history. As part of the new strategy, the company will unveil a new brand identity based on “extraordinary e-gaming innovation,” in conjunction with the company’s annual report.

Financial performance

For the three months		For the year
ended December 31,		ended December 31,
2008	2007	2008	2007

Revenue	$ 11,360	$ 20,350	$ 61,526	$ 73,659
Expenses
Operating	13,340	12,689	55,645	49,436
General and administrative	3,724	2,863	13,660	10,166
Reorganization	1,390	—	1,390	5,666
Impairment of long-term assets	16,094	—	16,094	—
Poker room integration costs	3,124	—	3,124	—
Departure costs for former CEO	1,591	—	3,400	—
Net (loss)/earnings before minority interest	(28,506)	5,036	(35,414)	6,499

Minority interest	(2,538)	763	(2,676)	971

Net (loss)/earnings and comprehensive (loss)/income	$ (25,968)	$ 4,273	$ (32,738)	$5,528

Total revenue: Reflecting the trends announced previously and a period of transition from old to new business models, CryptoLogic’s revenue decreased from $14.0 million in the third quarter to $11.4 million in the fourth quarter of 2008, due principally to a $1.4 million impact from the strengthening of the U.S. dollar. The numbers also reflect a weakness in wagering activity in November, followed by a recovery in December. These factors were partly offset by the initial revenue contribution from new licensees such as 888.com.

Earnings and Earnings per Diluted Share: The company recorded a loss of $26.0 million for the quarter ($2.05 per fully diluted share), due principally to $20.6 million relating to several items: the write-down of certain impaired investments, employee terminations and poker room integration costs. There were also additional costs of $1.6 million associated with the departure of the company’s ex-CEO. Operating expenses were $13.3 million in the quarter compared with $16.5 million in the third quarter or largely unchanged after normalizing for losses recorded on foreign exchange in both periods.

Balance Sheet and Cash Flow: CryptoLogic ended the quarter with $43.8 million in net cash (comprising cash and cash equivalents, restricted cash, and security deposits), or $3.15 per diluted share. The company continues to be debt-free.

CryptoLogic’s working capital at December 31, 2008 was $41.2 million or $2.97 per diluted share (September 30, 2008: $52.9 million or $3.82 per diluted share). Operating cash outflow was $4.0 million in Q4 2008.

4

Outlook

While the company continues to take a conservative view of top-line growth, CryptoLogic remains on track to reduce operating costs and return to profitability and cash generation in 2009. The pipeline of new business also remains robust.

In the first quarter, CryptoLogic continues to implement its new business model and restructuring program. The results will start to benefit the company’s financials in the second quarter. CryptoLogic estimates an additional cash cost of up to $2.1 million related to the restructuring in the first half of 2009, in line with guidance.

For the full year, the company reiterates its previous guidance provided on January 15, 2009, subject to no further deterioration in economic conditions and stabilization in currency markets:

•	Revenue of $8 million from new customer signings;
•	Net profits in the range of $9-$10 million;
•	Diluted earnings per share of $0.65-$0.71; and
•	Full-year cash flow generation post restructuring of $11-$13 million.

CryptoLogic will hold its annual general meeting in Toronto on June 4, 2009.

Investor/analyst conference call

CryptoLogic will hold a conference call today at 8:30 a.m. Eastern time (12:30 p.m. GMT) to update investors on the progress of its plan to return to growth and profitability in 2009.The details of the call are as follows:

Toll Free North America:	1-877-677-0837
Toll Free UK:	00 800-6578-9898
Toll Free International Toronto Dial-In Number:	(Country Code) 800-6578-9898 416-695-6616

To participate, please call five to ten minutes prior to the start of the teleconference. This conference call will be recorded and available for replay approximately one hour after the completion of the call, up until midnight March 24, 2009. To listen to the replay, please dial 416-695-5800 or 1-800-408-3053, passcode 3279971#. A transcript of the call will also be made available on CryptoLogic’s website at www.cryptologic.com under Investor Information.

About CryptoLogic( (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a world-leading public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic( Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to blue-chip customers who offer their games to non-U.S. players around the world. For information on WagerLogic, please visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

5

For more information, please contact:

CryptoLogic, 353 (0) 1 234 0415	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Jason Graham, ext 229 jgraham@argylecommunications.com
Daniel Tisch, ext 223 dtisch@argylecommunications.com
Corfin Communications (UK media only)
Neil Thapar, +44 207 977 0020
Harry Chathli or Alexis Gore, +44 207 977 0020

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this news release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

TABLES FOLLOW

6

CRYPTOLOGIC LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars)

	As at	As at
	December 31,	December 31,
	2008	2007
	(unaudited)	(audited)

ASSETS
Current assets:
Cash and cash equivalents	$ 36,348	$ 55,428
Restricted cash	7,175	20,576
Security deposits	250	1,500
Accounts receivable and other	6,002	11,357
Prepaid expenses	7,217	8,312
	56,992	97,173

User funds held on deposit	10,833	22,317
Future income tax	1,930	-
Capital assets	18,703	25,802
Long-term investments	5,821	5,326
Intangible assets	4,982	14,724
Goodwill	6,545	5,291
	105,806	170,633

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	15,356	24,154
Income taxes payable	413	4,820
	15,769	28,974

User funds held on deposit	10,833	22,317
Future income tax	382	345
	26,984	51,636

Minority interest	6,382	9,691

Shareholders’ equity:
Share capital	33,552	33,407
Stock options	6,856	5,044
Retained earnings	32,032	70,855
	72,440	109,306

	$ 105,806	$ 170,633

7

CRYPTOLOGIC LIMITED

CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME

(In thousands of US dollars, except per share data)

(Unaudited)

	For the three months		For the year
	ended December 31,		ended December 31,
Date	2008	2007	2008	2007

Revenue	$ 11,360	$ 20,350	$ 61,526	$ 73,659
Expenses
Operating	13,340	12,689	55,645	49,436
General and administrative	3,724	2,863	13,660	10,166
Reorganization	1,390	-	1,390	5,666
Impairment of long-term assets	16,094	-	16,094	-
Poker room integration costs	3,124	-	3,124	-
Departure costs for former CEO	1,591	-	3,400	-
Finance	28	251	359	550
Amortization	1,505	1,726	5,931	6,566
	40,796	17,529	99,603	72,384

(Loss)/earnings before undernoted	(29,436)	2,821	(38,077)	1,275
Interest income	16	1,514	2,077	6,217
Non operating income	-	-	102	-
Net (loss)/earnings before income taxes and minority interest	(29,420)	4,335	(35,898)	7,492

Income taxes:
Current	(40)	3,757	542	4,056
Future	(874)	(4,458)	(1,026)	(3,063)
	(914)	(701)	(484)	993

Net (loss)/earnings before minority interest	(28,506)	5,036	(35,414)	6,499

Minority interest	(2,538)	763	(2,676)	971

Net (loss)/earnings and comprehensive (loss)/income	$ (25,968)	$ 4,273	$ (32,738)	$5,528

Net (loss)/earnings per common share
Basic	$ (2.05)	$ 0.36	$ (2.55)	$ 0.47
Diluted	$ (2.05)	$ 0.36	$ (2.55)	$ 0.47

CRYPTOLOGIC LIMITED
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(In thousands of US dollars)
(Unaudited)
	For the year ended
	December 31,
	2008	2007
Retained earnings, beginning of year	$ 70,855	$ 78,857
Net (loss)/earnings	(32,738)	5,528
Dividends paid, excluding those paid to CEC shareholders	(4,992)	(6,408)
Reduction due to minority interest	-	(7,122)
Excess of purchase price of treasury shares over stated value	(1,093)	-
Retained earnings, end of year	$ 32,032	$ 70,855

8

CRYPTOLOGIC LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US dollars)

(Unaudited)

	For the three months		For the year
	ended December 31,		ended December 31,
	2008	2007	2008	2007
Cash flows from (used in):

Operating activities:
Net (loss)/earnings	$ (25,968)	$ 4,273	$ (32,738)	$ 5,528
Adjustments to reconcile earnings to cash provided
by (used in) operating activities:
Amortization	1,505	1,726	5,931	6,566
Impairment of long-term assets	16,094	-	16,094	-
Poker room integration costs	3,124	-	3,124	-
Reorganization costs to be paid	658	-	658	-
Unrealized loss on forward contract	656	-	536	-
Future income tax	(790)	(4,458)	(954)	(3,063)
Minority interest	(2,538)	763	(2,676)	971
Stock options	282	335	1,895	3,714
	(6,977)	2,639	(8,130)	13,716
Change in operating assets and liabilities:
Accounts receivable and other	2,142	563	2,821	(3,106)
Prepaid expenses	3,603	10	1,212	(1,285)
Accounts payable and accrued liabilities	(2,357)	(6,968)	(9,434)	(23,612)
Income taxes payable	(382)	3,870	(5,060)	2,402
	(3,971)	114	(18,591)	(11,855)

Financing activities:
Issue of capital stock	-	27	189	3,878
Repurchase of capital stock	(54)	-	(1,419)	-
Dividends paid including those paid to CEC shareholders	(408)	(1,675)	(5,426)	(6,678)
	(462)	(1,648)	(6,656)	(2,800)

Investing activities:
Cash paid for Casino.co.uk	-	-	(1,254)	(6,098)
Cash paid for acquisition of Parbet.com	-	-	-	(11,770)
Purchase of capital assets	(187)	(1,527)	(4,535)	(13,057)
Purchase of long-term investments	(300)	(4,826)	(2,695)	(5,326)
Decrease (increase) in restricted cash	1,339	(20,576)	13,401	(20,576)
Decrease in security deposits	350	-	1,250	-
Proceeds from the sale of (purchase of) short-term investments	-	24,000	-	50,000
	1,202	(2,929)	6,167	(6,827)

(Decrease) increase in cash and cash equivalents	(3,231)	(4,463)	(19,080)	(21,512)

Cash and cash equivalents, beginning of year	39,579	59,891	55,428	76,940

Cash and cash equivalents, end of year	$ 36,348	$ 55,428	$ 36,348	$ 55,428

Supplemental cash flow information:
Income taxes paid	$ 323	$ 35	$ 4,763	$ 1,842
Interest received	15	459	1,637	6,243